UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number: 001-15254

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

915 North Eldridge Parkway, Houston, Texas 77079

(Full title of the plan and the address of the plan)

ENBRIDGE INC.

200, 425-1st Street S.W., Calgary, Alberta, Canada T2P 3L8

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENBRIDGE EMPLOYEE SERVICES, INC.

EMPLOYEES’ SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM, PLAN FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Enbridge Employee Services, Inc. Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management (Management). Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

4828 Loop Central Dr. Suite 1000 Houston, TX 77081 Phone: 713.968.1600 Fax: 713.968.1601 WWW.MCCONNELLJONES.COM	Supplemental Schedule
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our

2	Diverse Thinking | Unique Perspectives

opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP McConnell & Jones LLP

Houston, Texas June 20, 2024

We have served as the Plan’s auditor since 2012.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2023	2022
(thousands of dollars)
Assets
Investments, at fair value (Note 5)	1,251,949	1,133,076
Notes receivable from participants	14,027	12,240
Cash	7	4

Total assets	1,265,983	1,145,320

Net assets available for benefits	1,265,983	1,145,320

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2023
(thousands of dollars)
Additions
Investment income
Net increase in fair value of investments	109,507
Dividends	35,014

144,521

Interest income on notes receivable from participants	785
Contributions
Participant	41,799
Employer	24,003
Rollover	6,282

72,084

Total additions	217,390

Deductions
Benefits paid to participants	96,478
Administrative expenses (Note 3)	249

Total deductions	96,727

Net increase in net assets available for benefits	120,663
Net assets available for benefits, beginning of year	1,145,320

Net assets available for benefits, end of year	1,265,983

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) is a defined contribution plan. For complete information, reference should be made to the Plan document.

The Plan is sponsored and administered by Enbridge Employee Services, Inc. (the Company), a wholly- owned subsidiary of Enbridge Inc. (Enbridge). The Plan is under the governance of Enbridge’s Pension Committee.

Participation and Purpose

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from the Company, and investments among certain investment funds. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All regular employees of the Company or a Participating Affiliate, as defined in the Plan document, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full-time or part-time established position with the Company or a Participating Affiliate.

Contributions

All contributions made to the Plan are invested by the T. Rowe Price (the Trustee), as directed by participants, as they are received from the Company. Participants are entitled to make contributions to the Plan by electing to contribute up to 50% of eligible earnings, but not in excess of the statutory maximum contribution amount, which for 2023 was $22,500. Contributions can be made on a pre-tax basis (where the investment income is not subject to tax, but withdrawals are) or an after-tax Roth basis (where the investment income and withdrawals are not subject to tax). Employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 6% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). All matching contributions are made to the Trustee in the investment election selected by the employee, or in a target-date retirement fund if no investment election has been made.

The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 6% of their credited compensation. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Rollover Contributions

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. The Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax or Roth deferral account under another qualified savings plan contributions program.

Participant Accounts

T. Rowe Price Retirement Services Inc. is the record keeper of the Plan as established by the Company. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses and any applicable Plan expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Forfeited Accounts

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As at December 31, 2023 and 2022, the Plan had a balance of $92,000 and $88,000, respectively, in the forfeited non-vested accounts. During the year ended December 31, 2023, there were withdrawals of $1,000 from the forfeited accounts to reduce Company contributions.

Vesting and Payment of Benefits

For participants who provide services to the Company after December 31, 2017, the Company’s matching contributions are fully vested.

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1,000. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. A hardship distribution must comply with section 401(k) of the IRC.

Notes Receivable from Participants

Participants may borrow from their accounts, with some limitations, a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess (if any) of (i) the highest outstanding loan balance during the 12-month period prior to the new loan, over (ii) the outstanding balance of loans on the date on which such loan is made; or (2) 50% of their account balances. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded (between 4.25% to 9.50% for the year ended December 31, 2023). Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan over the original repayment term.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) under the accrual basis of accounting. Amounts are stated in United States dollars.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investments are comprised of various financial instruments that are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Income and Expense Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the ex-dividend payment date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the common stock funds or stable value trust funds and registered investment funds are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. If a participant ceases to make loan repayments and Enbridge Employee Services, Inc. (the Plan Administrator) deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefit payments to participants are recorded upon distribution.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with the Trustee and the funds it manages qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $249,000 for the year ended December 31, 2023.

Transactions in shares of Enbridge common stock qualify as party-in-interest transactions. As at December 31, 2023 and 2022, the Plan held 9.00 million and 8.60 million shares, respectively, of Enbridge common stock with a cost basis of $294,784,000 and $278,704,000, respectively. During the year ended December 31, 2023, the Plan recorded related dividend income of $22,818,000.

Additionally, the Plan maintains participant loans (Note 1).

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 13, 2020 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Sections 401(a) and 501(a), respectively, of the IRC. Although the Plan has been amended since receiving this determination letter, the current design and operation of the Plan is considered by management and legal counsel to be in compliance with the applicable IRS exemption requirements. Accordingly, no provision for income taxes has been recognized in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

5. FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1

Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2

Fair value is based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Fair value is based on valuation methods using inputs that are less observable, unavailable or where the observable data does support a significant portion of the financial instrument’s fair value. Inputs may be internally developed methodologies that result in a best estimate of the fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a description of the valuation methodologies used for investments measured at fair value:

Short-term investments

Investments in money market funds are valued at quoted market prices. These investments are highly liquid and readily convertible to known amounts of cash.

Common stock

The market value of the common stock of Enbridge is based on the closing market price of the common stock on the New York Stock Exchange on the last business day of the Plan’s fiscal year multiplied by the number of shares held.

Registered investment funds

Registered investment funds are valued at quoted market prices.

Common collective trust funds and Stable value trust fund

Investments in Common collective trust funds and the Stable value trust fund are valued based upon net asset value (NAV) as a practical expedient and are, accordingly, excluded from the fair value hierarchy (Note 6).

	2023		2022
December 31,	Level 1	Total	Level 1	Total
(thousands of dollars)
Investments measured at fair value
Short-term investments	46,002	46,002	44,417	44,417
Common stock	324,226	324,226	336,359	336,359
Registered investment funds	185,863	185,863	156,291	156,291

	556,091	556,091	537,067	537,067

Investments measured at NAV
Common collective trust funds		652,801		542,759
Stable value trust fund		43,057		53,250

		695,858		596,009

		1,251,949		1,133,076

6. NAV

NAV of the trust funds’ units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per unit are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value
December 31,					2023	2022
(thousands of dollars)
Common collective trust funds[1]
Foreign Large-Blend Portfolio (BlackRock)	None	Daily	None	1 day	5,452	5,285
U.S. Large Cap Blend Fund (BlackRock)	None	Daily	None	1 day	216,386	174,420
Fixed Income Index Fund (BlackRock)	None	Daily	None	2 days	13,432	14,191
LifePath Funds (BlackRock)	None	Daily	None	3 days	417,531	348,863

					652,801	542,759

Stable Value Trust Fund (T. Rowe Price)[2]	None	Daily	None	12 months	43,057	53,250

					695,858	596,009

1	Pooled funds invested primarily in other collective investment funds.
2

Pooled funds invested in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant NAV.

7. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2023 through June 20, 2024, which is the date these financial statements were issued.

Enbridge acquired certain subsidiaries and assets from Dominion Energy Inc. (Dominion) on March 6 and May 31, 2024. As a result, transitioning employees ceased to be eligible to participate in Dominion Energy Savings Plan (the Dominion Plan) and instead became eligible to participate in the Plan. Enbridge has agreed to offer 401(k) benefits to those transitioning employees that mirror the benefits provided by the Dominion Plan for the period under the Transition Services Agreement. Enbridge amended the Plan to incorporate the provisions of the Dominion Plan.

ENBRIDGE EMPLOYEE SERVICES, INC.

EMPLOYEES’ SAVINGS PLAN

EIN: 76-0697621 PN:001

FORM 5500, SCHEDULE H, LINE 4I -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

			December 31, 2023
a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost[2]	e. Current Value
	(thousands of dollars)
	Dodge & Cox International Stock Fund	Registered investment fund		9,263
	Dodge & Cox Income X	Registered investment fund		9,804
	Hartford Schroders Emerging Markets Equity Fund	Registered investment fund		3,317
1	T. Rowe Price Blue Chip Growth Fund	Registered investment fund		46,851
1	T. Rowe Price Government Money	Short-term investments		160
1	T. Rowe Price Mid-Cap Growth Fund	Registered investment fund		51,454
1	T. Rowe Price Institutional Small-Cap Stock Fund	Registered investment fund		18,521
	Vanguard Equity-Income Adm	Registered investment fund		30,345
	Vanguard Federal Money Market Fund	Short-term investments		45,842
	MFS Institutional International Equity Fund	Registered investment fund		16,308
	BlackRock LifePath Index 2025	Common collective trust fund		47,028
	BlackRock LifePath Index 2030	Common collective trust fund		66,218
	BlackRock LifePath Index 2035	Common collective trust fund		61,031
	BlackRock LifePath Index 2040	Common collective trust fund		55,656
	BlackRock LifePath Index 2045	Common collective trust fund		59,401
	BlackRock LifePath Index 2050	Common collective trust fund		46,072
	BlackRock LifePath Index 2055	Common collective trust fund		31,444
	BlackRock LifePath Index 2060	Common collective trust fund		8,479
	BlackRock LifePath Index 2065	Common collective trust fund		1,586
	BlackRock LifePath Index Retirement Fund	Common collective trust fund		40,616
	BlackRock MSCI ACWI	Common collective trust fund		5,452
	BlackRock Russell 1000® Value Fund	Common collective trust fund		9,178
	BlackRock Russell 1000® Growth Fund	Common collective trust fund		61,821
	BlackRock Equity Index Fund	Common collective trust fund		116,217
	BlackRock US Debt Index Fund	Common collective trust fund		13,432
	BlackRock Extended Equity Market Index Fund	Common collective trust fund		29,170
1	T. Rowe Price Stable Value Trust Fund	Common collective trust fund		43,057
1	Enbridge Inc. Stock	Common stock		324,226

				1,251,949

1	Notes receivable from participants	Interest rates ranging from 4.25% to 9.5% maturing through 2033	—	14,027

	Total			1,265,976

1	Parties-in-Interest.
2	Cost information is omitted because these investments are participant-directed.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Enbridge Employee Services, Inc. Employees’ Savings Plan
Date: June 20, 2024
	By:	/s/Adrian Cupido
Adrian Cupido
VP Finance and Controller